Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

TORONTO, February 9, 2023 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the fourth quarter and full year ended December 31, 2022:

•	Broad revenue momentum continued for the fourth quarter and full year
o	Full-year total company revenue up 4% / organic revenue up 6%
o	Fourth-quarter total company revenue up 3% / organic revenue up 6%
•	Organic revenue up 7% for the “Big 3” segments (Legal Professionals, Corporates, and Tax & Accounting Professionals)
•	Based on 2022 performance, maintained full-year 2023 organic revenue and adjusted EBITDA margin outlooks; select other 2023 metrics updated
•	Completed Change Program, achieving $540 million run-rate operating expense savings by the end of 2022
•	Increased annualized dividend per share by 10% (30th consecutive annual increase)
•	On track to conclude current $2 billion share buyback program by April
•	Intend to execute return of capital of at least $2 billion with concurrent share consolidation in 2023 funded by London Stock Exchange Group (LSEG) proceeds
•	Closed acquisition of SurePrep on January 3

“2022 was a year of significant progress at Thomson Reuters,” said Steve Hasker, President and CEO of Thomson Reuters. “Our product and innovation efforts were highlighted by the September launch of Westlaw Precision, which continues to see strong momentum. We also successfully completed our Change Program at year end, delivering to our financial results and driving significant progress across our company. The completion of the Change Program provides us with a strong foundation for sustainable growth into the future.”

Mr. Hasker added, “Looking ahead, we remain focused on allocating capital to drive sustainable long-term value creation. The acquisition of SurePrep brings leading AI-driven workflow automation capabilities and represents another strong platform for growth while helping our customers save time and costs. Importantly, we are on pace to complete our $2 billion share repurchase program by April, and we plan to execute a return of capital of at least $2 billion later this year, funded with LSEG sale proceeds.”

Consolidated Financial Highlights—Three Months Ended December 31

Three Months Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,765	$1,710	3%
Operating profit	$631	$257	146%
Diluted earnings (loss) per share (EPS)	$0.59	$(0.36)	n/m
Net cash provided by operating activities	$676	$397	70%

Non-IFRS Financial Measures(1)
Revenues	$1,765	$1,710	3%	5%
Adjusted EBITDA	$633	$452	40%	41%
Adjusted EBITDA margin	35.9%	26.4%	950bp	920bp
Adjusted EPS	$0.73	$0.43	70%	72%
Free cash flow	$526	$255	106%

(1) In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Revenues increased 3%, driven by growth across four of the company’s five business segments. Foreign currency and divestitures had a 2% and a 1% negative impact on revenues, respectively.

o	Organic revenues increased 6%, driven by 7% growth in recurring revenues (82% of total revenues), as well as 5% growth in transactions revenues. Global Print revenues decreased 1% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 80% of total revenues.

Operating profit increased significantly due to lower costs, which included cost benefits resulting from the Change Program and lower performance bonus expense, as well as higher revenues and gains on the sale of certain non-core businesses.

o

Adjusted EBITDA, which excludes gains on the sale of certain non-core businesses, as well as other adjustments, increased 40% due to lower costs and higher revenues. The related margin increased to 35.9% from 26.4% in the prior-year period, of which foreign currency contributed 30bp. Investments in the Change Program negatively impacted the fourth quarter of 2022 adjusted EBITDA margin by 340bp.

Diluted EPS was $0.59 compared to diluted loss per share of $(0.36) in the prior-year period due to higher operating profit and because the prior-year period included a decrease in value in the company’s investment in LSEG.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, as well as other adjustments, increased to $0.73 per share from $0.43 per share in the prior-year period as higher adjusted EBITDA more than offset higher income tax expense.

Net cash provided by operating activities increased $279 million, reflecting the cash benefits from higher operating profit as well as favorable movements in working capital.

o	Free cash flow increased $271 million due to higher cash flows from operating activities.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Highlights by Customer Segment – Three Months Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	December 31,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$704	$689	2%	4%	5%
Corporates	379	358	6%	7%	9%
Tax & Accounting Professionals	326	312	5%	5%	8%

“Big 3” Segments Combined(1)	1,409	1,359	4%	5%	7%
Reuters News	198	187	7%	10%	10%
Global Print	162	170	-4%	-2%	-1%
Eliminations/Rounding	(4)	(6)

Revenues	$1,765	$1,710	3%	5%	6%

Adjusted EBITDA(1)
Legal Professionals	$294	$239	23%	27%
Corporates	135	93	45%	46%
Tax & Accounting Professionals	189	156	22%	21%

“Big 3” Segments Combined(1)	618	488	27%	28%
Reuters News	40	15	162%	125%
Global Print	59	61	-3%	-1%
Corporate costs	(84)	(112)	n/a	n/a

Adjusted EBITDA	$633	$452	40%	41%

Adjusted EBITDA Margin(1)
Legal Professionals	41.7%	34.5%	720bp	740bp
Corporates	35.7%	26.0%	970bp	940bp
Tax & Accounting Professionals	58.1%	50.0%	810bp	740bp
“Big 3” Segments Combined(1)	43.9%	35.8%	810bp	780bp
Reuters News	19.8%	8.1%	1170bp	840bp
Global Print	36.1%	35.9%	20bp	20bp
Adjusted EBITDA margin	35.9%	26.4%	950bp	920bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 4% (5% organic) to $704 million.

o	Recurring revenues grew 5% (94% of total, 6% organic) primarily driven by Westlaw, Practical Law and HighQ.
o

Transactions revenues decreased 11% (6% of total, decreased 8% organic), primarily related to lower professional services revenues in the ELITE business and slower release of US Federal funding, which affected revenues in the Government business.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Adjusted EBITDA increased 23% to $294 million.

o	The margin increased to 41.7% from 34.5%, driven by higher revenues, Change Program savings and lower performance bonus expense.

Corporates

Revenues increased 7% (9% organic) to $379 million.

o	Recurring revenues grew 10% (89% of total, 11% organic) primarily driven by Practical Law, CLEAR, Direct Tax and Global Trade Management.
o	Transactions revenues decreased 8% (11% of total, decreased 5% organic), primarily related to weaker implementation revenues.

Adjusted EBITDA increased 45% to $135 million.

o	The margin increased to 35.7% from 26.0%, driven by higher revenues, Change Program savings and lower performance bonus expense.

Tax & Accounting Professionals

Revenues increased 5% (8% organic) to $326 million.

o	Recurring revenues grew 5% (90% of total, 8% organic) primarily driven by UltraTax and the segment’s Latin America business.
o	Transactions revenues increased 6% (10% of total, 10% organic), primarily driven by UltraTax, Confirmation and the segment’s Latin America business.

Adjusted EBITDA increased 22% to $189 million.

o	The margin increased to 58.1% from 50.0%, driven by higher revenues, Change Program savings and lower performance bonus expense.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

Revenues of $198 million increased 10% (all organic), primarily driven by the Reuters Events business and the company’s news agreement with the Data & Analytics business of LSEG.

Adjusted EBITDA increased 162% to $40 million, driven by Reuters Events revenue growth and currency benefits.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Global Print

Revenues decreased 2% (decreased 1% organic) to $162 million, which was better than expected driven by improved retention, better third-party print revenue and timing benefits, which are expected to normalize in the first quarter of 2023.

Adjusted EBITDA decreased 3% to $59 million.

o	The margin increased to 36.1% from 35.9%.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $84 million and included $60 million of Change Program costs. Corporate costs were $112 million in the prior-year period and included $78 million of Change Program costs.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Consolidated Financial Highlights – Year Ended December 31

Year Ended December 31, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$6,627	$6,348	4%
Operating profit	$1,834	$1,242	48%
Diluted EPS	$2.88	$11.50	-75%
Net cash provided by operating activities	$1,915	$1,773	8%

Non-IFRS Financial Measures(1)
Revenues	$6,627	$6,348	4%	6%
Adjusted EBITDA	$2,329	$1,970	18%	18%
Adjusted EBITDA margin	35.1%	31.0%	410bp	350bp
Adjusted EPS	$2.56	$1.95	31%	30%
Free cash flow	$1,340	$1,256	7%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Revenues increased 4%, driven by growth across four of the company’s five business segments. Foreign currency had a 2% negative impact on revenues.

o	Organic revenues increased 6%, driven by 7% growth in recurring revenues (80% of total revenues) as well as 6% growth in transactions revenues. Global Print revenues decreased 1% organically.
o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 80% of total revenues.

Operating profit increased 48% due to higher revenues, lower costs, which included cost benefits resulting from the Change Program as well as currency benefits, and gains on the sale of certain non-core businesses.

o

Adjusted EBITDA, which excludes gains on the sale of non-core businesses, as well as other adjustments, increased 18% due to lower costs and higher revenues. The related margin increased to 35.1% from 31.0% in the prior-year period, of which foreign currency contributed 60bp. Investments in the Change Program negatively impacted the full year of 2022 adjusted EBITDA margin by 260bp.

Diluted EPS was $2.88 per share compared to $11.50 per share in the prior-year period. The prior-year period included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv, as well as other adjustments, increased to $2.56 per share from $1.95 per share in the prior-year period, as higher adjusted EBITDA more than offset higher income tax expense.

Net cash provided by operating activities increased $142 million as the cash benefits from higher operating profit more than offset higher payments associated with the Change Program and higher annual incentive plan bonuses.

o	Free cash flow increased $84 million as higher cash flows from operating activities were partially offset by higher capital expenditures primarily associated with the Change Program.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Highlights by Customer Segment – Year Ended December 31

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Year Ended
	December 31,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$2,803	$2,712	3%	5%	6%
Corporates	1,536	1,440	7%	8%	8%
Tax & Accounting Professionals	986	915	8%	8%	9%

“Big 3” Segments Combined(1)	5,325	5,067	5%	6%	7%
Reuters News	733	694	6%	9%	9%
Global Print	592	609	-3%	-1%	-1%
Eliminations/Rounding	(23)	(22)

Revenues	$6,627	$6,348	4%	6%	6%

Adjusted EBITDA(1)
Legal Professionals	$1,227	$1,091	13%	14%
Corporates	578	496	17%	16%
Tax & Accounting Professionals	451	379	19%	18%

“Big 3” Segments Combined(1)	2,256	1,966	15%	16%
Reuters News	154	103	50%	36%
Global Print	212	226	-6%	-4%
Corporate costs	(293)	(325)	n/a	n/a

Adjusted EBITDA	$2,329	$1,970	18%	18%

Adjusted EBITDA Margin(1)
Legal Professionals	43.8%	40.2%	360bp	350bp
Corporates	37.6%	34.4%	320bp	270bp
Tax & Accounting Professionals	45.8%	41.3%	450bp	390bp
“Big 3” Segments Combined(1)	42.4%	38.8%	360bp	330bp
Reuters News	21.0%	14.8%	620bp	380bp
Global Print	35.7%	37.1%	-140bp	-130bp
Adjusted EBITDA margin	35.1%	31.0%	410bp	350bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Change Program

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The program was concluded in December 2022.

During the two-year period, the company invested nearly $600 million and has broadly delivered against the financial targets set out in 2021, with $540 million of run-rate savings achieved as of December 31, 2022. During the program, the company made significant progress in transforming itself into a more streamlined and scalable business and now has a strong foundation for sustainable future growth.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

2023 Outlook

The company is maintaining its 2023 outlook for organic revenue growth and adjusted EBITDA margin but has updated select other performance measures. The company’s updated outlook for 2023 in the table below assumes constant currency rates and incorporates the recent SurePrep acquisition and fourth-quarter 2022 divestitures but excludes the impact of any future acquisitions or dispositions that may occur during the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its first-quarter 2023 organic revenue growth rate to be at the low end of the full year 5.5% - 6.0% range, and its adjusted EBITDA margin to be approximately 38%.

While the company’s full-year 2022 performance provides it with increasing confidence about its updated 2023 outlook, there are many signs that point to a weakening global economic environment, amid rising interest rates, high inflation, and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Reported Full-Year 2022 and Updated Full-Year 2023 Outlook

Total Thomson Reuters	FY 2022 Reported	FY 2023 Outlook 11/1/22	FY 2023 Outlook 2/9/23

Total Revenue Growth	4%	5.5% - 6.0%	4.5% - 5.0%

Organic Revenue Growth(1)	6%	5.5% - 6.0%	5.5% - 6.0%

Adjusted EBITDA Margin(1)	35.1%	39% - 40%	~ 39%

Corporate Costs Core Corporate Costs Change Program Opex	$293 million $122 million $171 million	$110 - $120 million $110 - $120 million n/a	$110 - $120 million $110 - $120 million n/a

Free Cash Flow(1)	$1.3 billion	$1.9 - $2.0 Billion	~ $1.8 billion

Accrued Capex as % of Revenue(1) Real Estate Optimization Spend(2)	8.2% n/a	6.0% - 6.5% n/a	~ 7% $30 million

Depreciation & Amortization of Computer Software	$625 million	$580 - $605 million	$595 - $625 million

Interest Expense (P&L)	$196 million	$190 - $210 million	$190 - $210 million

Effective Tax Rate on Adjusted Earnings(1)	17.6%	n/a	~ 18%

“Big 3” Segments(1)	FY 2022 Reported	FY 2023 Outlook 11/1/22	FY 2023 Outlook 2/9/23

Total Revenue Growth	5%	6.5% - 7.0%	5.5% - 6.0%

Organic Revenue Growth	7%	6.5% - 7.0%	6.5% - 7.0%

Adjusted EBITDA Margin	42.4%	44% - 45%	~ 44%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.
(2)	Real estate optimization spend in 2023 is incremental to the Accrued Capex as a percent of revenue outlook.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Dividends

The company announced today that its Board of Directors approved a 10% or $0.18 per share annualized increase in the dividend to $1.96 per common share, representing the 30th consecutive year of dividend increases. A quarterly dividend of $0.49 per share is payable on March 16, 2023 to common shareholders of record as of February 23, 2023.

Share Repurchases – Update on $2.0 Billion Buyback Program

In June 2022, Thomson Reuters announced its plans to repurchase up to $2.0 billion of its common shares.

From June 2022 through January 31, 2023, the company repurchased approximately 13.9 million of its common shares under this buyback program, for a total spend of $1.5 billion. As of January 31, 2023, Thomson Reuters had approximately 474.1 million common shares outstanding.

Subject to market conditions, the company anticipates completing the $2.0 billion program by early second-quarter 2023.

Intention to Execute Return of Capital of at least $2 Billion

Following the completion of the share repurchase program, the company intends in 2023 to initiate a return of capital of at least $2 billion, which will be combined with a share consolidation or reverse stock split (similar to the return of capital transaction that the company completed in 2018). This transaction will be funded through proceeds from LSEG share dispositions, and as such, the timing and amount of the transaction will depend on market conditions and other factors.

LSEG Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

On December 12, 2022, Thomson Reuters announced that it and certain investment funds affiliated with Blackstone had agreed to sell shares in LSEG that they co-own to Microsoft. On January 31, 2023, the company sold 10.5 million LSEG shares for gross proceeds of approximately $1.0 billion as part of this transaction.

As of January 31, 2022, Thomson Reuters indirectly owned approximately 61.5 million LSEG shares which had a market value of approximately $5.6 billion based on LSEG’s closing share price on that day. Approximately 31 million additional LSEG shares were released from the company’s lock-up agreement with LSEG on January 30, 2023 and are now able to be sold by the company.

Recent Developments

On January 3, Thomson Reuters completed the acquisition of SurePrep, a U.S.-based leader in 1040 tax automation software and services, for $500 million in cash. SurePrep’s products and solutions, including 1040SCAN, SPbinder and TaxCaddy, are used by over 23,000 tax professionals at CPA firms, wealth management firms and others. The acquisition supports Thomson Reuters’ strategy of pursuing both organic and inorganic growth opportunities as it promotes seamless, cloud-based workflows for professionals through innovative digital solutions and open, smart, and connected platforms.

SurePrep is now part of the company’s Tax and Accounting Professionals operations, with revenues in both Tax & Accounting Professionals and Corporates.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

In the first quarter of 2022, the company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the company’s segments, but do not change the company’s consolidated financial results. The table below summarizes the changes for the three months and year ended December 31, 2021.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

	Three Months Ended December 31, 2021			Year Ended December 31, 2021
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$689	—	$689	$2,712	—	$2,712
Corporates	361	$(3)	358	1,449	$(9)	1,440
Tax & Accounting Professionals	309	3	312	906	9	915

“Big 3” Segments Combined(1)	1,359	—	1,359	5,067	—	5,067
Reuters News	182	5	187	674	20	694
Global Print	170	—	170	609	—	609
Eliminations/Rounding	(1)	(5)	(6)	(2)	(20)	(22)

Revenues	$1,710	—	$1,710	$6,348	—	$6,348

Adjusted EBITDA(1)
Legal Professionals	$239	—	$239	$1,091	—	$1,091
Corporates	95	$(2)	93	502	$(6)	496
Tax & Accounting Professionals	154	2	156	373	6	379

“Big 3” Segments Combined(1)	488	—	488	1,966	—	1,966
Reuters News	15	—	15	103	—	103
Global Print	61	—	61	226	—	226
Corporate costs	(112)	—	(112)	(325)	—	(325)

Adjusted EBITDA	$452	—	$452	$1,970	—	$1,970

(1) See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “Change Program”, “2023 Outlook”, “Dividends”, “Share Repurchases – Update on $2.0 Billion Buyback Program”, “Intention to Execute Return of Capital of at least $2 Billion”, “LSEG Ownership Interest” sections, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 17-30 in the “Risk Factors” section of the company’s 2021 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2023 outlook, please see page 20 of the company’s third-quarter management’s discussion and analysis (MD&A) for the period ended September 30, 2022. The

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an updated outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2022 results and its 2023 business outlook today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2022	2021	2022	2021
CONTINUING OPERATIONS
Revenues	$1,765	$1,710	$6,627	$6,348
Operating expenses	(1,135)	(1,256)	(4,280)	(4,370)
Depreciation	(30)	(49)	(140)	(177)
Amortization of computer software	(131)	(118)	(485)	(474)
Amortization of other identifiable intangible assets	(23)	(29)	(99)	(119)
Other operating gains (losses), net	185	(1)	211	34

Operating profit	631	257	1,834	1,242
Finance costs, net:
Net interest expense	(51)	(50)	(196)	(196)
Other finance (costs) income	(418)	(22)	444	8

Income before tax and equity method investments	162	185	2,082	1,054
Share of post-tax earnings (losses) in equity method investments	120	(477)	(432)	6,240
Tax (expense) benefit	(39)	115	(195)	(1,607)

Earnings (loss) from continuing operations	243	(177)	1,455	5,687
Earnings (loss) from discontinued operations, net of tax	39	2	(53)	2

Net earnings (loss)	$282	$(175)	$1,402	$5,689

Earnings (loss) attributable to common shareholders	$282	$(175)	$1,402	$5,689
Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$0.51	$(0.36)	$3.00	$11.52
From discontinued operations	0.08	—	(0.11)	0.01

Basic earnings (loss) per share	$0.59	$(0.36)	$2.89	$11.53

Diluted earnings (loss) per share:
From continuing operations	$0.50	$(0.36)	$2.99	$11.50
From discontinued operations	0.09	—	(0.11)	—

Diluted earnings (loss) per share	$0.59	$(0.36)	$2.88	$11.50

Basic weighted-average common shares	478,603,748	487,297,738	483,885,501	493,444,031

Diluted weighted-average common shares	479,516,003	487,297,738	484,929,605	494,504,504

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31,	December 31,
	2022	2021(1)
Assets
Cash and cash equivalents	$1,069	$778
Trade and other receivables	1,069	1,057
Other financial assets	204	108
Prepaid expenses and other current assets	469	510

Current assets	2,811	2,453
Property and equipment, net	414	502
Computer software, net	922	822
Other identifiable intangible assets, net	3,219	3,331
Goodwill	5,882	5,940
Equity method investments	6,199	6,736
Other financial assets	527	429
Other non-current assets	619	797
Deferred tax	1,118	1,139

Total assets	$21,711	$22,149

Liabilities and equity
Liabilities
Current indebtedness	$1,647	—
Payables, accruals and provisions	1,222	$1,363
Current tax liabilities	324	169
Deferred revenue	886	874
Other financial liabilities	812	175

Current liabilities	4,891	2,581
Long-term indebtedness	3,114	3,786
Provisions and other non-current liabilities	691	709
Other financial liabilities	233	234
Deferred tax	833	1,005

Total liabilities	9,762	8,315

Equity
Capital	5,398	5,496
Retained earnings	7,706	9,149
Accumulated other comprehensive loss	(1,155)	(811)

Total equity	11,949	13,834

Total liabilities and equity	$21,711	$22,149

(1)	Prior-year period amounts have been reclassified to reflect the current period presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Cash provided by (used in):
Operating activities
Earnings (loss) from continuing operations	$243	$(177)	$1,455	$5,687
Adjustments for:
Depreciation	30	49	140	177
Amortization of computer software	131	118	485	474
Amortization of other identifiable intangible assets	23	29	99	119
Share of post-tax (earnings) losses in equity method investments	(120)	477	432	(6,240)
Net gains on disposals of businesses and investments	(188)	—	(217)	(5)
Deferred tax	49	(108)	(144)	662
Other	466	74	(276)	135
Changes in working capital and other items	43	(69)	8	832

Operating cash flows from continuing operations	677	393	1,982	1,841
Operating cash flows from discontinued operations	(1)	4	(67)	(68)

Net cash provided by operating activities	676	397	1,915	1,773

Investing activities
Acquisitions, net of cash acquired	(1)	(13)	(191)	(18)
Proceeds from disposals of businesses and investments	187	—	216	28
Dividend from sale of LSEG shares	19	—	43	994
Capital expenditures	(135)	(123)	(595)	(487)
Other investing activities	1	25	88	81
Taxes paid on sale of Refinitiv and LSEG shares	(7)	(188)	(7)	(850)

Investing cash flows from continuing operations	64	(299)	(446)	(252)
Investing cash flows from discontinued operations	—	—	(16)	(252)

Net cash provided by (used in) investing activities	64	(299)	(462)	(504)

Financing activities
Net borrowings under short-term loan facilities	673	—	1,042	—
Payments of lease principal	(15)	(44)	(65)	(109)
Repurchases of common shares	(584)	(597)	(1,282)	(1,400)
Dividends paid on preference shares	(1)	—	(3)	(2)
Dividends paid on common shares	(207)	(191)	(834)	(773)
Other financing activities	2	3	(14)	11

Net cash used in financing activities	(132)	(829)	(1,156)	(2,273)

Translation adjustments	2	(2)	(6)	(5)

Increase (decrease) in cash and cash equivalents	610	(733)	291	(1,009)
Cash and cash equivalents at beginning of period	459	1,511	778	1,787

Cash and cash equivalents at end of period	$1,069	$778	$1,069	$778

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Reconciliation of Earnings (Loss) from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Earnings (loss) from continuing operations	$243	$(177)	$1,455	$5,687
Adjustments to remove:
Tax expense (benefit)	39	(115)	195	1,607
Other finance costs (income)	418	22	(444)	(8)
Net interest expense	51	50	196	196
Amortization of other identifiable intangible assets	23	29	99	119
Amortization of computer software	131	118	485	474
Depreciation	30	49	140	177

EBITDA	$935	$(24)	$2,126	$8,252
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(120)	477	432	(6,240)
Other operating (gains) losses, net	(185)	1	(211)	(34)
Fair value adjustments*	3	(2)	(18)	(8)

Adjusted EBITDA(1)	$633	$452	$2,329	$1,970

Adjusted EBITDA margin(1)	35.9%	26.4%	35.1%	31.0%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net cash provided by operating activities	$676	$397	$1,915	$1,773
Capital expenditures	(135)	(123)	(595)	(487)
Other investing activities	1	25	88	81
Payments of lease principal	(15)	(44)	(65)	(109)
Dividends paid on preference shares	(1)	—	(3)	(2)

Free cash flow(1)	$526	$255	$1,340	$1,256

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures (1)

(millions of U.S. dollars)

(unaudited)

	Year Ended December 31,
	2022	2021
Capital expenditures	$595	$487
Remove: IFRS adjustment to cash basis	(50)	54

Accrued capital expenditures(1)	$545	$541

Accrued capital expenditures as a percentage of revenues(1)	8.2%	8.5%

(1)	Refer to page 22 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings (Loss) to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021
Net earnings (loss)	$282	$(175)	$1,402	$5,689
Adjustments to remove:
Fair value adjustments*	3	(2)	(18)	(8)
Amortization of other identifiable intangible assets	23	29	99	119
Other operating (gains) losses, net	(185)	1	(211)	(34)
Other finance costs (income)	418	22	(444)	(8)
Share of post-tax (earnings) losses in equity method investments	(120)	477	432	(6,240)
Tax on above items(1)	(22)	(141)	(22)	1,475
Tax items impacting comparability(1)	(4)	(9)	(49)	(24)
(Earnings) loss from discontinued operations, net of tax	(39)	(2)	53	(2)
Interim period effective tax rate normalization(1)	(3)	10	—	—
Dividends declared on preference shares	(1)	—	(3)	(2)

Adjusted earnings(1)	$352	$210	$1,239	$965

Adjusted EPS(1)	$0.73	$0.43	$2.56	$1.95

Total change	70%		31%
Foreign currency	-2%		1%
Constant currency	72%		30%
Diluted weighted-average common shares (millions)	479.5	488.6 (2)	484.9	494.5

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)

	Year ended December 31,
	2022	2021
Adjusted earnings	$1,239	$965
Plus: Dividends declared on preference shares	3	2
Plus: Tax expense on adjusted earnings	266	156

Pre-Tax Adjusted earnings	$1,508	$1,123

IFRS Tax expense	$195	$1,607

Remove tax related to:
Amortization of other identifiable intangible assets	22	26
Share of post-tax losses (earnings) in equity method investments	124	(1,497)
Other finance income	(80)	5
Other operating gains, net	(42)	(9)
Other items	(2)	—

Subtotal – Remove tax benefit (expense) on pre-tax items removed from adjusted earnings	22	(1,475)
Remove: Tax items impacting comparability	49	24

Total: Remove all items above impacting comparability	71	(1,451)

Tax expense on adjusted earnings	$266	$156

Effective tax rate on adjusted earnings	17.6%	13.9%

*

Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates, which are a component of operating expenses.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	Refer to page 18 regarding IFRS and non-IFRS share information.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended December 31, 2021
IFRS: Basic and Diluted	487,297,738
Effect of stock options and other equity incentive awards	1,291,196

Non-IFRS Diluted	488,588,934

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended December 31, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$704	$689	2%	-2%	4%	-1%	5%
Corporates	379	358	6%	-1%	7%	-2%	9%
Tax & Accounting Professionals	326	312	5%	-1%	5%	-3%	8%

“Big 3” Segments Combined(1)	1,409	1,359	4%	-2%	5%	-2%	7%
Reuters News	198	187	7%	-4%	10%	0%	10%
Global Print	162	170	-4%	-2%	-2%	-1%	-1%
Eliminations/Rounding	(4)	(6)

Revenues	$1,765	$1,710	3%	-2%	5%	-1%	6%

Recurring Revenues
Legal Professionals	$664	$642	4%	-2%	5%	-1%	6%
Corporates	337	311	8%	-1%	10%	-2%	11%
Tax & Accounting Professionals	292	279	4%	-1%	5%	-3%	8%

“Big 3” Segments Combined(1)	1,293	1,232	5%	-2%	6%	-1%	8%
Reuters News	153	150	3%	-2%	5%	0%	5%
Eliminations/Rounding	(4)	(6)

Total Recurring Revenues	$1,442	$1,376	5%	-2%	6%	-1%	7%

Transactions Revenues
Legal Professionals	$40	$47	-16%	-6%	-11%	-2%	-8%
Corporates	42	47	-10%	-2%	-8%	-3%	-5%
Tax & Accounting Professionals	34	33	6%	0%	6%	-4%	10%

“Big 3” Segments Combined(1)	116	127	-8%	-3%	-5%	-3%	-2%
Reuters News	45	37	22%	-9%	31%	0%	31%

Total Transactions Revenues	$161	$164	-2%	-4%	3%	-3%	5%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,803	$2,712	3%	-2%	5%	-1%	6%
Corporates	1,536	1,440	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	986	915	8%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	5,325	5,067	5%	-1%	6%	-1%	7%
Reuters News	733	694	6%	-3%	9%	0%	9%
Global Print	592	609	-3%	-2%	-1%	0%	-1%
Eliminations/Rounding	(23)	(22)

Revenues	$6,627	$6,348	4%	-2%	6%	0%	6%

Recurring Revenues
Legal Professionals	$2,631	$2,523	4%	-2%	6%	0%	6%
Corporates	1,305	1,209	8%	-1%	9%	0%	9%
Tax & Accounting Professionals	799	742	8%	-1%	8%	-1%	9%

“Big 3” Segments Combined(1)	4,735	4,474	6%	-1%	7%	0%	8%
Reuters News	612	596	3%	-3%	5%	0%	5%
Eliminations/Rounding	(23)	(22)

Total Recurring Revenues	$5,324	$5,048	5%	-2%	7%	0%	7%

Transactions Revenues
Legal Professionals	$172	$189	-9%	-2%	-7%	-2%	-5%
Corporates	231	231	0%	-1%	1%	-1%	2%
Tax & Accounting Professionals	187	173	8%	0%	8%	-1%	9%

“Big 3” Segments Combined(1)	590	593	-1%	-1%	1%	-1%	2%
Reuters News	121	98	24%	-7%	31%	0%	31%

Total Transactions Revenues	$711	$691	3%	-2%	5%	-1%	6%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	December 31,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$294	$239	23%	-3%	27%
Corporates	135	93	45%	-1%	46%
Tax & Accounting Professionals	189	156	22%	1%	21%

“Big 3” Segments Combined(1)	618	488	27%	-1%	28%
Reuters News	40	15	162%	37%	125%
Global Print	59	61	-3%	-2%	-1%
Corporate costs	(84)	(112)	n/a	n/a	n/a

Adjusted EBITDA	$633	$452	40%	-1%	41%

Adjusted EBITDA Margin(1)
Legal Professionals	41.7%	34.5%	720bp	-20bp	740bp
Corporates	35.7%	26.0%	970bp	30bp	940bp
Tax & Accounting Professionals	58.1%	50.0%	810bp	70bp	740bp
“Big 3” Segments Combined(1)	43.9%	35.8%	810bp	30bp	780bp
Reuters News	19.8%	8.1%	1170bp	330bp	840bp
Global Print	36.1%	35.9%	20bp	0bp	20bp
Adjusted EBITDA margin	35.9%	26.4%	950bp	30bp	920bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year Ended
	December 31,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,227	$1,091	13%	-2%	14%
Corporates	578	496	17%	0%	16%
Tax & Accounting Professionals	451	379	19%	1%	18%

“Big 3” Segments Combined(1)	2,256	1,966	15%	-1%	16%
Reuters News	154	103	50%	14%	36%
Global Print	212	226	-6%	-2%	-4%
Corporate costs	(293)	(325)	n/a	n/a	n/a

Adjusted EBITDA	$2,329	$1,970	18%	0%	18%

Adjusted EBITDA Margin(1)
Legal Professionals	43.8%	40.2%	360bp	10bp	350bp
Corporates	37.6%	34.4%	320bp	50bp	270bp
Tax & Accounting Professionals	45.8%	41.3%	450bp	60bp	390bp
“Big 3” Segments Combined(1)	42.4%	38.8%	360bp	30bp	330bp
Reuters News	21.0%	14.8%	620bp	240bp	380bp
Global Print	35.7%	37.1%	-140bp	-10bp	-130bp
Adjusted EBITDA margin	35.1%	31.0%	410bp	60bp	350bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 22 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2022 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

In 2023, this measure excludes $30 million of capital expenditures related to real estate.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.